UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 22, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alaska Air Group, Inc. – File No. 001-08957
Alaska Airlines, Inc. – File No. 000-19978

CF# 32912

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  Alaska Air Group, Inc. and Alaska Airlines, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on May 5, 2010 and May 7, 2010, respectively.

  Based on representations by Alaska Air Group, Inc. and Alaska Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

    Exhibit 10.2   through September 27, 2017

  For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Brent J. Fields
        Secretary